

Mail Stop 3628

June 19, 2009

<u>Via Facsimile and U.S. Mail</u>

Blase Dillingham, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 90064-1614

> **Re: QAD Inc.**
> **Schedule TO-I filed June 17, 2009**
> **Schedule TO-C filed May 7, 2009**
> **File No. 5-57385**

Dear Mr. Dillingham:

We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-C

1. We note that the email was distributed on May 6, but the Schedule TO-C was filed on May 7, 2009. Please ensure that all written communications relating to the issuer tender offer are filed as soon as practicable on the date of the communication. Refer to Rule 13e-4(c)(1).

Offer to Exchange

2. We note that if you withdraw the Exchange Offer in a particular jurisdiction, the Exchange Offer will not be made to, nor will surrenders of Eligible Awards be

accepted from or on behalf of, employees in that jurisdiction. Please note that the all-holders provision in Rule 13e-4(f) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Further, please note that a statement that a tender offer is not being made into a particular jurisdiction is permissible where it means that tender offer materials are not being distributed into that jurisdiction, but statements that tenders from target security holders in certain jurisdictions will not be accepted are impermissible. Refer to footnote 333 in SEC Release 33-8957. Please advise us as to how you are complying with the all-holders provision in Rule 13e-4(f)(8)(i) or revise your disclosure.

Our Acceptance Constitutes an Agreement, page 10

3. We note that new agreements governing the terms of the new SARs will be delivered as soon as reasonably practicable. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the expiration of the offer.

Exhibit 99(a)(1)(G)

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions